                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                            REGENCY HEALTH SERVICES, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     758934-10-3
                     --------------------------------------------
                                    (CUSIP Number)

         Henry K. Jordan                             With a copy to:
    Chief Financial Officer                       Mark A. Bonenfant, Esq.
    The Foothill Group, Inc.                 Buchalter, Nemer, Fields & Younger
11111 Santa Monica Blvd., Suite 1500       601 South Figueroa Street, Suite 2400
  Los Angeles, California 90025                Los Angeles, California 90017
         (310) 966-7000                                (213) 891-5020

--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to Receive
                             Notices and Communications)

                                    March 17, 1997
              ----------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  2  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         The Foothill Group, Inc.
         94-1663353
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
        AF
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              7 SOLE VOTING POWER
BENEFICIALLY OWNED                    -0- (See Item 5)
BY EACH REPORTING            --------------------------------------------------
PERSON WITH                   8 SHARED VOTING POWER
                                 978,962 (See Item 5)
                             --------------------------------------------------
                              9 SOLE DISPOSITIVE POWER
                                 -0- (See Item 5)
                             --------------------------------------------------
                             10 SHARED DISPOSITIVE POWER
                                 978,962 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         978,962
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.85%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        CO, HC
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  3  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Foothill Capital Corporation
          95-2689288
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
        AF
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        California
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED                -0-
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                  549,356 (See Item 5)
                             --------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                   -0-
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                  549,356 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         549,356 (See Item 5)
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.28%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  4  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Foothill Partners, L.P., a Delaware Limited Partnership
         95-4291521
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
        WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED               -0- (See Item 5)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                  429,606 (See Item 5)
                             --------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                  -0- (See Item 5)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                  429,606 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         429,606
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.57%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  5  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Condor Investments Limited Partnership
         95-411830945
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
        00
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        Minnesota
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED               -0- (See Item 5)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                  549,356 (See Item 5)
                             --------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                  -0- (See Item 5)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                  549,356 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         549,356
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       3.28%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  6  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     John F. Nickoll
     ###-##-####
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
         WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED               50,789 (See Item 5)
 BY EACH REPORTING            -------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                  429,606 (See Item 5)
                              -------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                  50,789 (See Item 5)
                              -------------------------------------------------
                              10  SHARED DISPOSITIVE POWER
                                   429,606 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        480,395
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.87%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  7  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Dennis R. Ascher
         ###-##-####
-------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
     WC
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED                1,010 (See Item 5)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                  429,606 (See Item 5)
                             --------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                  1,010 (See Item 5)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                  429,606 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        430,616
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.57%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
        IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  8  of  15  Pages
          -----------                                       ---    ----

-------------------------------------------------------------------------------
  1 NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Jeffrey T. Nikora
     ###-##-####
-------------------------------------------------------------------------------
  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                        (b) / /
-------------------------------------------------------------------------------
  3 SEC USE ONLY

-------------------------------------------------------------------------------
  4 SOURCE OF FUNDS*
        AF
-------------------------------------------------------------------------------
  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      / /
-------------------------------------------------------------------------------
  6 CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America
-------------------------------------------------------------------------------
NUMBER OF SHARES               7 SOLE VOTING POWER
 BENEFICIALLY OWNED                 58 (See Item 5)
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                   8 SHARED VOTING POWER
                                    429,606 (See Item 5)
                             --------------------------------------------------
                               9 SOLE DISPOSITIVE POWER
                                    58 (See Item 5)
                             --------------------------------------------------
                              10 SHARED DISPOSITIVE POWER
                                    429,606 (See Item 5)
-------------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         429,664
-------------------------------------------------------------------------------
 12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

-------------------------------------------------------------------------------
 13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.57%
-------------------------------------------------------------------------------
 14 TYPE OF REPORTING PERSON*
         IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  9  of  15  Pages
          -----------                                       ---    ----

Introduction

    The reporting persons named in Item 2 below are hereby jointly filing this statement on Schedule 13D because they may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated by the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by virtue of their affiliated status and/or action in concert with respect to the acquisition of shares of Common Stock (as hereinafter defined in Item 1 below). Each of the reporting persons named in Item 2 disclaims beneficial ownership of the Common Stock held on behalf of the other reporting persons.

Item 1.  Security and Issuer.

    This Schedule 13D relates to the common stock, $.01 par value per share, CUSIP No. 758934-10-3 (the "Common Stock"), of Regency Health Services, Inc., a Delaware corporation ("Issuer"), having its principal executive offices at 2742 Dow Avenue, Tustin, CA 92680.

Item 2.  Identity and Background.

    This Schedule 13D is filed on behalf of The Foothill Group, Inc., a
Delaware corporation ("Group"), Foothill Capital Corporation, a California corporation ("Capital"), Foothill Partners, L.P., a Delaware limited partnership ("Partners"), Condor Investments Limited Partnership, a Minnesota limited partnership ("Condor"), John F. Nickoll, Dennis R. Ascher and Jeffrey T. Nikora (collectively, the "Managing General Partners"). (Group, Capital, Partners, Condor and the Managing General Partners are collectively referred to hereinafter as the "Filing Persons"). Group and the Managing General Partners are the general partners of Partners. Capital is a wholly-owned subsidiary of Group. Group and Capital are the general partners of Condor.

    Under the definition of "beneficial owner" ("Beneficial Owner Definition") provided in Rule 13d-3 of the Exchange Act: (i) Group and the Managing General Partners may be deemed to beneficially own the shares of Common Stock owned by Partners by virtue of the fact that Group and the Managing General Partners, as the general partners of Partners, share with Partners the voting and dispositive power with respect to shares of Common Stock held or acquired by Partners, and (ii) Group and Capital may be deemed to beneficially own the shares of Common Stock owned by Condor, by virtue of the fact that Group and Capital, as the general partners of Condor, share with Condor the voting and dispositive power with respect to shares of Common Stock held or acquired by Condor.

    Group has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Group is that of a financial services holding company.

    Capital has its principal business address and principal business office at 11111 Santa Monica Boulevard, Suite 1600, Los Angeles, California 90025. The principal business of Capital is to engage in providing asset-based financing to businesses.

    Partners has its principal business address and its principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. The principal business of Partners is to engage in the business of investment in various financial assets.

    Each of the Managing General Partners has his principal business address and his principal business office at 11111 Santa Monica Boulevard, Suite 1500, Los Angeles, California 90025. Each of the Managing General Partners is an employee of Group.

    Condor has its principal business address and its principal business office at Norwest Center, Sixth Street and Marquette Avenue, Minneapolis, Minnesota 55479. The principal business of Condor is to engage in the business of investment in various financial assets.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  10  of  15  Pages
          -----------                                       ----    ----

    The names of the directors and executive officers of Group and Capital, their business addresses, their present principal occupations and the principal addresses of their respective employers are as follows:

THE FOOTHILL GROUP, INC.


                                                                        Principal
Name                         Business Address                           Occupation
----                         ----------------                           ----------
John F. Nickoll              11111 Santa Monica Blvd.                Chief Executive Officer
                             Suite 1500                              and Chairman of the Board
                             Los Angeles, CA  90025

David C. Hilton              11111 Santa Monica Blvd.                Executive Vice President, Director
                             Suite 1500
                             Los Angeles, CA 90025

Peter E. Schwab              11111 Santa Monica Blvd.                Executive Vice President, Director
                             Suite 1500
                             Los Angeles, CA 90025

Henry K. Jordan              11111 Santa Monica Blvd.                Senior Vice President, Chief Financial
                             Suite 1500                              Officer
                             Los Angeles, CA 90025

Kevin Gary                   11111 Santa Monica Blvd.                Senior Vice President, Controller, and
                             Suite 1500                              Corporate Secretary
                             Los Angeles, CA 90025

James R. Campbell            Norwest Corporation                     Executive Vice President
                             Norwest Center                          Norwest Corporation
                             Sixth Street and Marquette Avenue
                             Minneapolis, MN  55479

William H. Queenan           Norwest Corporation                     Executive Vice President
                             Norwest Center                          Norwest Corporation
                             Sixth Street and Marquette Avenue
                             Minneapolis, MN 55479

John T. Thorton              Norwest Corporation                     Executive Vice President
                             Norwest Center                          Norwest Corporation
                             Sixth Street and Marquette Avenue
                             Minneapolis, MN  55479

Richard C. Westergaad        Norwest Corporation                     Executive Vice President
                             Norwest Center                          Norwest Bank
                             Sixth Street and Marquette Avenue
                             Minneapolis, MN  55479



CUSIP No. 758934-10-3           SCHEDULE 13D           Page  11  of  15  Pages
          -----------                                       ----    ----

FOOTHILL CAPITAL CORPORATION

                                                                        Principal
Name                         Business Address                           Occupation
----                         ----------------                           ----------

John F. Nickoll              11111 Santa Monica Blvd.                Chairman of the Board and Director
                             Suite 1500
                             Los Angeles, CA 90025

Peter E. Schwab              11111 Santa Monica Blvd.                President, Chief Operating Officer and
                             Suite 1500                              Director
                             Los Angeles, CA 90025

David C. Hilton              11111 Santa Monica Blvd.                Senior Executive Vice President, Chief
                             Suite 1500                              Credit Officer
                             Los Angeles, CA 90025

Henry K. Jordan              11111 Santa Monica Blvd.                Executive Vice President and Chief
                             Suite 1500                              Financial Officer
                             Los Angeles, CA 90025

Scott R. Diehl               11111 Santa Monica Blvd.                Executive Vice President
                             Suite 1500
                             Los Angeles, CA 90025

Phillip W. Hughes            11111 Santa Monica Blvd.                Executive Vice President
                             Suite 1500
                             Los Angeles, CA 90025

Barry A. Grossman            11111 Santa Monica Blvd.                Executive Vice President
                             Suite 1500
                             Los Angeles, CA 90025

Ellyn M. Norwood             11111 Santa Monica Blvd.                Executive Vice President
                             Suite 1500
                             Los Angeles, CA 90025

Mark Rosenbaum               11111 Santa Monica Blvd.                Executive Vice President
                             Suite 1500
                             Los Angeles, CA  90025


         During the last five years, to the knowledge of the Filing Persons, neither any of the Filing Persons nor any of the above-named directors or executive officers of Group or Capital have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. To the knowledge of the Filing Persons, all of Group's and Capital's directors and executive officers are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         All shares of Issuer's Common Stock held by Partners were purchased with funds from working capital of Partners. On February 22, 1996 (i) Group contributed 291,611 shares of Issuer's Common Stock to Condor as a capital contribution and (ii) Capital contributed 292,745 shares of Issuer's Common Stock to Condor as a capital contribution. Group and Capital had acquired these shares from its working capital.

Item 4.  Purpose of Transaction.

    Condor and Partners acquired and disposed of their shares of Common Stock for investment purposes pursuant to purchases and sales on the open market.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  12  of  15  Pages
          -----------                                       ----    ----

    None of the Filing Persons presently has any plans or proposals which relate to or would result in:

    (a) The acquisition of additional securities, or the disposition of securities, of the Issuer;

    (b) An extraordinary Corporate transaction, such as a merger, reorganization or liquidation, including the Issuer or any of its subsidiaries;

    (c) The sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition of control of the Issuer by any person;

    (h) Causing any class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation of a registered national securities association;

    (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j)  Any similar action to any of those enumerated above.

    Each of the Filing Persons intends to continually review the Issuer's business affairs and financial position, as well as conditions in the securities markets and general economic and industry conditions. Based on such evaluation and review, each of the Filing Persons will continue to consider various alternative courses of action and will in the future take such actions with respect to the Issuer as it deems appropriate in light of the circumstances existing from time to time. Such actions may include, but are not limited to, purchasing additional shares of Common Stock, or debt securities of the Issuer, either in the open market or in privately negotiated transactions, or selling its shares of Common Stock, either in the open market or in privately negotiated transactions. The foregoing actions may be taken by each of the Filing Persons alone or with other persons.

Item 5.  Interest in Securities of the Issuer.

    (a) The percentages of outstanding Common Stock of the Issuer reported in this Item 5(a) are based on the assumption that there are 16,737,170 shares of Common Stock outstanding, which is the number of outstanding shares set forth on the Issuer's Form 10-Q for the quarterly period ended September 30, 1996.

    As of the date of its execution hereof, Partners was the direct owner of 429,606 shares, or 2.57%, of Common Stock.

    As of the date of its execution hereof, Condor was the direct owner of 549,356 shares, or 3.28%, of Common Stock.

    Under the Beneficial Ownership Definition, Group may be deemed beneficially to own the shares of Common Stock owned directly by Partners and Condor. Accordingly, Group owns directly or beneficially 978,962 shares, or 5.85%, of Common Stock.

    Under the Beneficial Ownership Definition, Capital may be deemed to beneficially own the shares of Common Stock owned directly by Condor. Accordingly, Capital owns directly or beneficially 549,356 shares, or 3.28%, of Common Stock.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  13  of  15  Pages
          -----------                                       ----    ----

     As of the date of their execution hereof, each of the Managing General Partners is the direct owner of -0- shares of Common Stock, except for Mr. Nickoll, who is the direct owner of 32,789 shares of Common Stock and options to acquire 18,000 shares of Common Stock, which options are presently exercisable, for a total of 50,789 shares, or .303%, of Common Stock, Mr. Ascher, who is the direct owner of 1,010 shares, or .006%, of Common Stock, and Mr. Nikora, who is the direct owner of 58 shares, or .00035%, of Common Stock. Under the Beneficial Ownership Definition, each of the Managing General Partners is deemed beneficially to own the shares of Common Stock owned by Partners. Accordingly, each of the Managing General Partners other than Mr. Ascher, Mr. Nikora and Mr. Nickoll is deemed beneficially to own 429,606 shares, or 2.57%, of Common Stock; Mr. Nickoll is deemed beneficially to own 480,395 shares, or 2.87%, of Common Stock, Mr. Ascher is deemed beneficially to own 430,616 shares, or 2.57%, of Common Stock, and Mr. Nikora is deemed beneficially to own 429,664 shares, or 2.57%, of Common Stock.

     (b) Condor has sole voting and sole dispositive power with respect to the 549,356 shares of Common Stock directly owned by it. Group and Capital may each be deemed to have shared voting and dispositive power with Condor, with respect to the 549,356 shares directly owned by Condor, by virtue of the fact that Group and Capital are the general partners of Condor with the power to vote and direct the disposition of the 549,356 shares of Common Stock directly held by Condor. Each of Group and the Managing General Partners has shared power with Partners, in its capacity as a general partner of Partners, to vote and direct the disposition of the 429,606 shares of Common Stock directly owned by Partners.

     (c) On March 14, 1997, Condor and Partners sold an aggregate of 27,500 shares of Issuer's Common Stock at a price of $11.00 per share, on the open market. On March 17, 1997, Condor and Partners sold an aggregate of 25,000 shares of Issuer's Common Stock at a price of $11.00 per share, on the open market. On March 25, 1997 Condor and Partners sold an aggregate of 10,000 shares of Issuer's Common Stock at a price of $10.75 per share, on the open market.

     (d)  not applicable.

     (e)  not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of The Issuer.

     Group and the Managing General Partners are the general partners of Partners under an Amended and Restated Limited Partnership Agreement, dated as of October 10, 1990, as amended (the "Partners Agreement"). The Partners Agreement provides for the formation of Partners as a partnership to invest the funds of Partners in secured or unsecured notes, debentures, trust receipts and other debt instruments, all of which by their terms at the time of issuance must be senior in right of payment to all other debt obligations of the Issuer and all rights and options relating to any of the foregoing which can be purchased at a discount to claim amount, and to engage in all activities reasonably necessary and incidental to the foregoing. The general partners of Partners have the exclusive right and power to manage the business and affairs of Partners including the power to purchase and dispose of the Common Stock owned by Partners as well as securities of the type described above. The general partners of Partners have certain rights to receive the proceeds of the sales of the securities, including the Common Stock, if any, in accordance with the Partners Agreement.

     Pursuant to Section 9.7(b) of the Partners Agreement, and as acknowledged in a letter dated October 10, 1990, Capital has an obligation to co-invest with Partners by purchasing 33% of prospective portfolio securities purchased by Partners. In addition, Capital is obligated to dispose of a pro-rata amount of such securities at the same time, in the same manner and at the same price as Partners, and Capital may not dispose of such securities prior to Partners. Group may fulfill the obligations of Capital described above under certain circumstances.

     Group and Capital are the general partners of Condor under a Limited Partnership Agreement of Condor Investments Limited Partnership dated February 22, 1996. The purpose of Condor is to engage in any lawful act or activities for which a limited partnership may be formed under the laws of the state of Minnesota. The general partners of Condor have the exclusive right and power to manage the business and affairs of Condor including the power to purchase and dispose of the Common Stock owned by Condor as well as securities of the type described above.

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  14  of  15  Pages
          -----------                                       ----    ----

         Group, Capital, Partners, Condor and the Managing General Partners have executed a joint reporting agreement (the "Joint Reporting Agreement") dated March 17, 1997 pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this
Schedule 13D and any amendments thereto.

Item 7.  Material to be Filed as Exhibits.

         Joint Reporting Agreement

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March __, 1997

                             THE FOOTHILL GROUP, INC.


                             By:  /s/ Dennis R. Ascher
                                  -------------------------------------------
                                  Name:  Dennis R. Ascher
                                  Title:  Vice President


                             FOOTHILL CAPITAL CORPORATION


                             By:  /s/ Henry K. Jordan
                                  -------------------------------------------
                                  Name:  Henry K. Jordan
                                  Title:  Executive Vice President


                             FOOTHILL PARTNERS, L.P.,
                             a Delaware limited partnership


                             By:  The Foothill Group, Inc.,
                                  General Partner


                                  By:  /s/ Dennis R. Ascher
                                       ----------------------------------------
                                       Name:  Dennis R. Ascher
                                       Title:  Vice President

CUSIP No. 758934-10-3           SCHEDULE 13D           Page  15  of  15  Pages
          -----------                                       ----    ----


                             MANAGING GENERAL PARTNERS


                             /s/ John F. Nickoll
                             --------------------------------------------------
                             John F. Nickoll


                             /s/ Dennis R. Ascher
                             --------------------------------------------------
                             Dennis R. Ascher


                             /s/ Jeffrey T. Nikora
                             --------------------------------------------------
                             Jeffrey T. Nikora


                             CONDOR INVESTMENTS LIMITED PARTNERSHIP,
                             a Minnesota Limited Partnership


                             By:  The Foothill Group, Inc.,
                                  General Partner


                                  By:  /s/ Dennis R. Ascher
                                       --------------------------------------
                                       Name:  Dennis R. Ascher
                                       Title:  Vice President


                             By:  Foothill Capital Corporation,
                                  General Partner


                                  By:  /s/ Henry K. Jordan
                                       --------------------------------------
                                       Name:  Henry K. Jordan
                                       Title:  Executive Vice President

                              JOINT REPORTING AGREEMENT



         In consideration of the mutual covenants herein contained, each of the parties hereto represents to and agrees with the other party as follows:

         1.   Such party is eligible to file a statement or statements on
Schedule 13D pertaining to the Common Stock, par value $.01 per share, of Regency Health Services, Inc., to which this agreement is an exhibit, for filing of the information contained herein.

         2. Such party is responsible for timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, provided that no such party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

         3. Such party agrees that such statement is filed by and on behalf of each such party and that any amendment thereto will be filed on behalf of each such party.

         This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

Dated:  March 17, 1997

                               THE FOOTHILL GROUP, INC.

                               By:  /s/ Dennis R. Ascher
                               -----------------------------------------------
                               Name:  Dennis R. Ascher
                               -----------------------------------------------
                               Title:    Vice President
                               -----------------------------------------------

                               FOOTHILL CAPITAL CORPORATION

                               By:  /s/ Dennis R. Ascher
                               -----------------------------------------------
                               Name:  Dennis R. Ascher
                               -----------------------------------------------
                               Title:    Vice President
                               -----------------------------------------------

                               FOOTHILL PARTNERS, L.P.
                               a Delaware Limited Partnership

                               By:  The Foothill Group, Inc.
                                    General Partner

                                    By:  /s/ Dennis R. Ascher
                                    -------------------------------------------
                                    Name:  Dennis R. Ascher
                                    -------------------------------------------
                                    Title:     Vice President
                                    -------------------------------------------


                                    CONDOR INVESTMENTS LIMITED PARTNERSHIP
                                    a Minnesota Limited Partnership

                                    By:  The Foothill Group, Inc.
                                         General Partner

                                    By:  /s/ Dennis R. Ascher
                                    -------------------------------------------
                                    Name:  Dennis R. Ascher
                                    -------------------------------------------
                                    Title:    Vice President
                                    -------------------------------------------

                                    By:  Foothill Capital Corporation
                                         General Partner


                                         By:  /s/ Dennis R. Ascher
                                         --------------------------------------
                                         Name:  Dennis R. Ascher
                                         --------------------------------------
                                         Title:    Vice President
                                         --------------------------------------

                                    MANAGING GENERAL PARTNERS

                                    /s/ John F. Nickoll
                                    -------------------------------------------
                                    John F. Nickoll


                                    /s/ Dennis R. Ascher
                                    -------------------------------------------
                                    Dennis R. Ascher


                                    /s/ Jeffrey T. Nikora
                                    -------------------------------------------
                                    Jeffrey T. Nikora